SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities

Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the

Securities Exchange Act of 1934.

Commission File Number 1-8097

ENSCO International Incorporated

(Exact name of registrant as specified in its charter)

500 North Akard Street

Suite 4300

Dallas, Texas 75201-3331

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Share Purchase Rights

(Title of each class of securities covered by this Form)

Common Stock, par value $0.10 per share

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, ENSCO International Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ENSCO International Incorporated

DATE:	June 16, 2005	BY:	/s/ Cary A. Moomjian, Jr.
			NAME:	Cary A. Moomjian, Jr.
			TITLE:	Vice President, General Counsel and Secretary